Copa Holdings Reports First-Quarter Financial Results
Panama City, Panama --- May 7, 2025. Copa Holdings1, S.A. (NYSE: CPA), today announced financial results for the first quarter of 2025 (1Q25). Key highlights include:
•Net profit of US$176.8 million or US$4.28 per share, a US$0.7 million increase compared to 1Q24.
•Operating profit of US$213.8 million and an operating margin of 23.8%, a 1.0% and 0.4 percentage point decrease, respectively, compared to 1Q24.
•Capacity, measured in available seat miles (ASMs), increased by 9.5% year over year.
•Operating cost per available seat mile excluding fuel (Ex-fuel CASM) decreased 4.3% compared to 1Q24 to 5.8 cents.
•Revenue per available seat mile (RASM) decreased 8.1% compared to 1Q24 to 11.5 cents.
•The Company ended the quarter with approximately US$1.3 billion in cash, short-term and long-term investments, which represent 39% of the last twelve months’ revenues.
•The Company closed 1Q25 with total debt, including lease liabilities, of US$1.9 billion, while the Adjusted Net Debt to EBITDA ratio ended at 0.5 times.
•The Company ended the quarter with a consolidated fleet of 112 aircraft: 67 Boeing 737-800, 32 Boeing 737 MAX-9, 9 Boeing 737-700, 3 Boeing 737 MAX-8, and 1 Boeing 737-800 freighter.
•Copa Holdings exercised options for six additional Boeing 737 MAX-8 aircraft expected to be delivered in 2028. This increases the Company's firm outstanding order book to 57 aircraft.
•Copa Airlines had an on-time performance for the quarter of 90.8% and a flight completion factor of 99.9%, once again positioning itself among the best in the industry.
Subsequent events
•On May 7, 2025, the Board of Directors of Copa Holdings ratified its second dividend payment for the year of US$1.61 per share. Dividends will be paid on June 13, 2025, to shareholders on record as of May 30, 2025.
1 The terms “Copa Holdings” and the “Company” refer to the consolidated entity. The financial information presented in this release, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the first quarter of 2024 (1Q24).

Copa Holdings, S. A. and Subsidiaries
Consolidated Operating and Financial Statistics

	1Q25	1Q24	% Change	4Q24	% Change
Revenue Passengers Carried (000s)	3,512	3,272	7.4%	3,444	2.0%
Revenue Passengers OnBoard (000s)	5,208	4,790	8.7%	5,168	0.8%
RPMs (millions)	6,743	6,127	10.1%	6,682	0.9%
ASMs (millions)	7,801	7,121	9.5%	7,747	0.7%
Load Factor	86.4%	86.0%	0.4 p.p	86.3%	0.2 p.p
Yield (US$ Cents)	12.7	14.0	(9.1)%	12.5	2.0%
PRASM (US$ Cents)	11.0	12.1	(8.7)%	10.8	2.2%
RASM (US$ Cents)	11.5	12.5	(8.1)%	11.3	1.6%
CASM (US$ Cents)	8.8	9.5	(7.7)%	8.7	0.8%
CASM Excl. Fuel (US$ Cents)	5.8	6.1	(4.3)%	5.9	(1.2)%
Fuel Gallons Consumed (millions)	91.0	84.4	7.8%	91.2	(0.3)%
Avg. Price Per Fuel Gallon (US$)	2.54	2.90	(12.4)%	2.38	6.6%
Average Length of Haul (miles)	1,920	1,873	2.5%	1,940	(1.1)%
Average Stage Length (miles)	1,260	1,246	1.1%	1,260	—%
Departures	37,829	35,220	7.4%	37,596	0.6%
Block Hours	121,611	112,164	8.4%	121,549	0.1%
Average Aircraft Utilization (hours)	12.1	11.6	3.8%	12.0	0.9%
Operating Revenues (US$ millions)	899.2	893.5	0.6%	878.6	2.3%
Operating Profit (Loss) (US$ millions)	213.8	216.0	(1.0)%	203.7	4.9%
Operating Margin	23.8%	24.2%	-0.4 p.p	23.2%	0.6 p.p
Net Profit (Loss) (US$ millions)	176.8	176.1	0.4%	165.8	6.6%
Basic EPS (US$)	4.28	4.19	2.2%	3.98	7.7%
Shares for calculation of Basic EPS (000s)	41,292	42,052	(1.8)%	41,696	(1.0)%

Management’s comments on 1Q25 results
Copa Holdings reported strong 1Q25 financial results. The Company's industry-leading 23.8% operating margin underscores the resilience of Copa's business model as the Company navigates the currently lower year-over-year passenger yield environment.
The Company's focus on maintaining low ex-fuel unit costs, leading on-time performance, and offering a passenger-friendly product, as well as expanding its Hub of the Americas in Panama, continues to fortify Copa’s leading business model, competitive position, and remains central to consistently achieving strong margins and financial results.
During the first quarter, the Company reported operating revenues of US$899.2 million, a 0.6% increase compared to 1Q24. Capacity for the quarter increased by 9.5% year over year. Adjusted for the Boeing 737 MAX-9 grounding in 1Q24, capacity would have increased by 4.6%.
Load factor came in at 86.4% for the quarter, a 0.4 percentage point increase compared to 1Q24. Passenger yields came in 9.1% lower compared to 1Q24, mainly driven by an increase in industry capacity in the region and a weaker year-over-year currency environment in certain countries. As a result, passenger revenues per ASM (PRASM) decreased 8.7% in the quarter to 11.0 cents, and RASM decreased 8.1% to 11.5 cents, compared to 1Q24.
Operating expenses for the quarter increased by 1.2% to a total of US$685.4 million compared to 1Q24. This increase was driven by the 9.5% increase in capacity, partially offset by a 12.4% decrease in the average price per fuel gallon, a 9.4% decrease in the Company's sales and distribution costs, and a 15.7% decrease in passenger servicing costs. The decrease in the Company's sales and distribution costs was driven by higher penetration of direct sales and lower-cost travel agency NDC channels as a product of the successful execution of the Company's NDC strategy, while the decrease in passenger servicing cost was mainly driven by the one-time expenses related to the MAX 9 grounding in 1Q24. Consequently, the Company reported a cost per available seat mile (CASM) of 8.8 cents in 1Q25, a 7.7% decrease versus 1Q24 and a CASM excluding fuel (Ex-fuel CASM) of 5.8 cents during the quarter, a 4.3% decrease when compared to the same period in 2024.
The Company reported an operating income of US$213.8 million and an operating margin of 23.8% in the quarter, compared to an operating income of US$216.0 million and an operating margin of 24.2% in 1Q24. Copa Holdings reported a net profit of US$176.8M, a US$0.7 million increase compared to 1Q24 and a net margin of 19.7%, flat year over year.
The Company continues to have a solid balance sheet and liquidity position as it closed the quarter with US$1.3 billion in cash, short-term and long-term investments, which represent 39% of the last twelve months’ revenues. This figure excludes over US$600 million in pre-delivery deposits for new aircraft deliveries.
Total debt, which is entirely related to aircraft financing, amounted to US$1.9 billion at the end of 1Q25, while our Adjusted Net Debt to EBITDA ratio of 0.5 times continued at industry-leading levels.
Copa Holdings’ first quarter results are the product of a solid and well-executed business model, which is built on operating the best and most convenient network for intra-Latin America travel from its Hub of the Americas® based on Panama’s advantageous geographic position, low unit costs, best on-time performance, and a strong balance sheet. Going forward, the Company expects to leverage its strong balance sheet, leading liquidity position, and lower cost base to continue strengthening its long-term competitive position by implementing initiatives that will further reinforce its network, product, and cost competitiveness.

Outlook for 2025
For 2025, the Company is increasing its full-year operating margin to a range of 21% to 23%, mainly driven by expectations of lower fuel costs, partially offset by a lower RASM. The Company maintains its year-over-year capacity increase expectation within the range of 7% to 8%.

Financial Outlook	2025 Guidance	2024
Capacity – YOY ASM growth	7-8%	8.6%
Operating Margin	21-23%	21.9%
Factored into this outlook is a load factor of approximately 86.5%, unit revenues (RASM) of approximately 11.2 cents, unit costs excluding fuel (Ex-Fuel CASM) of approximately 5.8 cents, and an all-in fuel price of $2.40 per gallon.
About Copa Holdings
Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central, and South America and the Caribbean. For more information visit: www.copaair.com.

Investor Relations
www.copaair.com (Investor Relations section)

Cautionary statement regarding forward-looking statements
This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates, and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve several business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

CONSOLIDATED FIRST-QUARTER RESULTS
Operating revenue
Consolidated revenue for 1Q25 totaled US$899.2 million, a 0.6% increase from operating revenue in 1Q24.
Passenger revenue totaled US$859.0 million, a US$0.3 million increase compared to 1Q24, driven by an 8.7% year-over-year increase in onboard passengers, offset by a 9.1% decrease in passenger yield. The first-quarter results are mostly comprised of flown passenger ticket revenue and passenger-related ancillary revenue.
Cargo and mail revenue totaled US$25.7 million, a 17.3% increase compared to the same period in 2024, due to an increase in cargo volumes and yields.
Other operating revenue totaled US$14.5 million, a 12.7% increase year-over-year, mostly due to an increase in ConnectMiles revenues from non-air partners.
Operating expenses
Consolidated operating costs for 1Q25 totaled US$685.4 million, a 1.2% increase compared to 1Q24, driven by higher capacity, partially offset by lower fuel, sales and distribution, and passenger-servicing expenses.
Fuel totaled US$232.2 million, a decrease of US$13.2 million or 5.4% compared to the same period in 2024, due to a 12.4% lower effective fuel price partially offset by a 7.8% increase in fuel gallons consumed.
Wages, salaries, benefits, and other employee expenses totaled US$117.5 million, a 2.8% increase compared to the same period in 2024, driven by growth in operational staff to support current capacity.
Passenger servicing totaled US$25.0 million, a 15.7% decrease compared to the same period in 2024. Excluding the cost related to the partial grounding of the MAX-9 fleet in 1Q24, passenger service costs would have increased by 6.0%, driven by an 8.7% increase in onboard passengers.
Airport facilities and handling charges totaled US$65.7 million, an 8.8% increase compared to the same period in 2024, mostly related to a 7.4% increase in departures and higher airport and handling fees in certain countries.
Sales and distribution totaled US$50.3 million, a 9.4% decrease compared to the same period in 2024, due to a reduction in the Company’s distribution costs as a result of higher penetration of both direct sales and lower-cost NDC travel agency channels.
Maintenance, materials, and repairs totaled US$39.4 million, a 53.9% increase compared to the same period in 2024, mostly driven by the year-over-year effect related to the reversal of the return condition provisions for two leased aircraft purchased in 1Q24 and an adjustment to the provision related to major component repairs.
Excluding these adjustments, maintenance, materials, and repairs would have increased by 9.0% compared to 1Q24, mainly driven by an 8.7% increase in flight hours.
Depreciation and amortization totaled US$86.3 million, a 3.5% increase compared to the same period in 2024, due to an increase in amortization expenses related to aircraft and maintenance events, partially offset by the year-over-year effect related to the compensation for the 737 MAX-9 fleet grounding in 1Q24.
Flight operations totaled US$33.7 million related to overflight fees, an 8.8% increase compared to the same period in 2024, mainly driven by an increase of 8.4% in block hours.
Other operating and administrative expenses totaled US$35.3 million, a 9.3% increase compared to the same period in 2024, mainly due to higher capacity and an increase in IT-related expenses to support our direct distribution strategy.

Non-operating Income (Expense)
Consolidated non-operating income (expense) resulted in a net expense of US$(7.1) million in 1Q25.
Finance cost totaled US$(23.2) million, comprised of US$14.5 million related to loan interest expenses, US$4.4 million in interest charges related to operating leases and US$4.2 million related to the discount rate utilized for the calculation of leased aircraft charges.
Finance income totaled US$15.8 million, related to proceeds from investments.
Gain (loss) on foreign currency fluctuations totaled US$1.4 million, mainly driven by the appreciation of the Brazilian real, partially offset by the devaluation of the Colombian peso.
Net change in fair value of derivatives totaled US$(2.4) million, driven by the mark-to-market net loss of hedge transactions related to the Brazilian real.
Other non-operating income (expense) totaled US$1.4 million in 1Q25.

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of profit or loss
(In US$ thousands)

	Unaudited	Unaudited	%	Unaudited	%
	1Q25	1Q24	Change	4Q24	Change
Operating Revenues
Passenger revenue	859,025	858,725	—%	834,758	2.9%
Cargo and mail revenue	25,694	21,910	17.3%	28,966	(11.3%)
Other operating revenue	14,462	12,831	12.7%	14,896	(2.9%)
Total Operating Revenue	899,181	893,467	0.6%	878,620	2.3%

Operating Expenses
Fuel	232,160	245,352	(5.4%)	219,232	5.9%
Wages, salaries, benefits and other employees' expenses	117,517	114,314	2.8%	123,575	(4.9%)
Passenger servicing	25,024	29,684	(15.7%)	25,748	(2.8%)
Airport facilities and handling charges	65,657	60,347	8.8%	64,655	1.5%
Sales and distribution	50,261	55,494	(9.4%)	50,548	(0.6%)
Maintenance, materials and repairs	39,434	25,627	53.9%	34,567	14.1%
Depreciation and amortization	86,284	83,365	3.5%	85,085	1.4%
Flight operations	33,749	31,029	8.8%	34,675	(2.7%)
Other operating and administrative expenses	35,274	32,270	9.3%	36,787	(4.1%)
Total Operating Expense	685,360	677,482	1.2%	674,871	1.6%

Operating Profit/(Loss)	213,822	215,985	(1.0%)	203,749	4.9%

Non-operating Income (Expense):
Finance cost	(23,233)	(18,840)	23.3%	(21,498)	8.1%
Finance income	15,792	13,746	14.9%	16,064	(1.7%)
Gain (loss) on foreign currency fluctuations	1,370	(3,914)	nm	(11,489)	nm
Net change in fair value of derivatives	(2,434)	(8)	30796.6%	2,706	nm
Other non-operating income (expense)	1,428	(112)	nm	(501)	nm
Total Non-Operating Income/(Expense)	(7,077)	(9,127)	(22.5%)	(14,718)	(51.9%)

Profit before taxes	206,744	206,858	(0.1%)	189,031	9.4%

Income tax expense	(29,978)	(30,792)	(2.6%)	(23,262)	28.9%

Net Profit/(Loss)	176,766	176,066	0.4%	165,769	6.6%

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of financial position
(In US$ thousands)

	March 2025	December 2024
ASSETS	(Unaudited)	(Audited)
Cash and cash equivalents	164,820	613,313
Short-term investments	751,525	585,919
Total cash, cash equivalents and short-term investments	916,345	1,199,232
Accounts receivable, net	172,525	166,014
Accounts receivable from related parties	5,526	2,976
Expendable parts and supplies, net	145,040	132,341
Prepaid expenses	51,568	42,926
Prepaid income tax	4,159	11,678
Other current assets	26,461	21,711
	405,279	377,647
TOTAL CURRENT ASSETS	1,321,625	1,576,879
Long-term investments	425,821	248,936
Long-term prepaid expenses	7,648	8,237
Property and equipment, net	3,564,026	3,458,261
Right of use assets	293,337	309,302
Intangible, net	97,483	96,754
Net defined benefit assets	1,513	1,058
Deferred tax assets	15,695	20,749
Other Non-Current Assets	20,661	22,113
TOTAL NON-CURRENT ASSETS	4,426,183	4,165,410
TOTAL ASSETS	5,747,808	5,742,289
LIABILITIES
Loans and borrowings	232,447	254,854
Current portion of lease liability	60,156	59,103
Accounts payable	188,886	229,104
Accounts payable to related parties	1,012	1,624
Air traffic liability	607,457	621,895
Frequent flyer deferred revenue	142,773	132,064
Taxes Payable	60,599	55,505
Accrued expenses payable	33,074	62,673
Income tax payable	12,861	9,801
Other Current Liabilities	1,831	1,272
TOTAL CURRENT LIABILITIES	1,341,097	1,427,895

Loans and borrowings long-term	1,390,774	1,415,953
Lease Liability	255,831	270,594
Deferred tax Liabilities	48,803	37,476
Other long - term liabilities	229,921	217,626
TOTAL NON-CURRENT LIABILITIES	1,925,329	1,941,649
TOTAL LIABILITIES	3,266,426	3,369,544
EQUITY
Class A - 34,219,911 issued and 30,232,861 outstanding	23,271	23,244
Class B - 10,938,125	7,466	7,466
Additional Paid-In Capital	216,435	214,542
Treasury Stock	(294,993)	(291,438)
Retained Earnings	2,368,185	1,826,565
Net profit	176,766	608,114
Other comprehensive loss	(15,748)	(15,748)
TOTAL EQUITY	2,481,382	2,372,745
TOTAL EQUITY LIABILITIES	5,747,808	5,742,289

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of cash flows
For the three months ended
(In US$ thousands)

	2025	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities	205,477	200,998	203,419
Cash flow (used in) investing activities	(518,052)	(78,334)	(62,868)
Cash flow (used in) financing activities	(135,918)	(158,514)	(20,661)
Net (decrease) increase in cash and cash equivalents	(448,493)	(35,850)	119,890
Cash and cash equivalents at January 1	613,313	206,375	122,424
Cash and cash equivalents at March 31	$164,820	$170,525	$242,314

Short-term investments	751,525	630,640	773,493
Long-term investments	425,821	301,192	166,481
Total cash and cash equivalents and investments at March 31	$1,342,166	$1,102,357	$1,182,288

    7

Copa Holdings, S.A.
NON-IFRS FINANCIAL MEASURE RECONCILIATION
This press release includes the following non-IFRS financial measures: Operating CASM Excluding Fuel. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation and should be considered together with comparable IFRS measures. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Operating Costs per ASM
Excluding Fuel (CASM Excl. Fuel)	1Q25	1Q24	4Q24

Operating Costs per ASM as Reported (in US$ Cents)	8.8	9.5	8.7
Aircraft Fuel Cost per ASM (in US$ Cents)	3.0	3.4	2.8
Operating Costs per ASM excluding fuel (in US$ Cents)	5.8	6.1	5.9